05012843

parmalat

SUPPL



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 10, 2005

**Re: Parmalat S.p.A. File No. 82-34888**
**Information Furnished Pursuant to**
**Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.**

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.



Very Truly Yours,

Parmalat S.p.A.

Head of Corporate Affairs

Simona Pesce

Enclosures

dlw 11/29

*Attachment 3H*

**ATTACHMENT 3H(*)**

***Notice of changes of administrative and supervisory offices and of managing director***

**FORM 100**

LISTED COMPANY: **PARMALAT S.p.A.**

ADMINISTRATIVE AND SUPERVISORY MODEL ADOPTED: A **(1)**

| NAME | CHANGE (2) | EVENT (3) | DATE OF EVENT (4) | EFFECTIVE DATE OF EVENT (5) | ROLE OR SPECIAL DUTIES CONFERRED IN LISTED COMPANY (6) | EXPIRATION DATE (7) |
|---|---|---|---|---|---|---|
| **RAFFAELE PICELLA** | **B** | **E 1** | 08Nov2005 [1] | 08Nov2005 [1] | **C** | 7 Nov2005 [2] |
| **ENRICO BONDI** | **B** | **E 1** | 08Nov2005 [1] | 08Nov2005 [1] | **F** | 7 Nov2005 [2] |
| **GUIDO ANGIOLINI** | **B** | **E 1** | 08Nov2005 [1] | 08Nov2005 [1] | **A** | 7 Nov2005 [2] |
| **NICOLA WALTER PALMIERI** | **B** | **E 1** | 08Nov2005 [1] | 08Nov2005 [1] | **A** | 7 Nov2005 [2] |
| **ALESSANDRO OVI** | **B** | **E 1** | 08Nov2005 [1] | 08Nov2005 [1] | **A** | 7 Nov2005 [2] |
| **CARLO SECCHI** | **B** | **E 1** | 08Nov2005 [1] | 08Nov2005 [1] | **A** | 7 Nov2005 [2] |
| **MARZIO SAA'** | **B** | **E 1** | 08Nov2005 [1] | 08Nov2005 [1] | **A** | 7 Nov2005 [2] |
| **ENZIO BERMANI** | **B** | **E 3** | 08Nov2005 [1] | 08Nov2005 [1] | **L** | 7 Nov2005 [2] |
| **MARCO BENVENUTO LOVATI** | **B** | **E 3** | 08Nov2005 [1] | 08Nov2005 [1] | **H** | 7 Nov2005 [2] |
| **MARIATERESA BATTAINI** | **B** | **E 3** | 08Nov2005 [1] | 08Nov2005 [1] | **H** | 7 Nov2005 [2] |
| **GIUSEPPE MAGGIONI** | **B** | **E 3** | 08Nov2005 [1] | 08Nov2005 [1] | **I** | 7 Nov2005 [2] |
| **MARIO MORETTINI** | **B** | **E 3** | 08Nov2005 [1] | 08Nov2005 [1] | **I** | 7 Nov2005 [2] |

| | | | | | | |
|---|---|---|---|---|---|---|
| **ENRICO BONDI** | **A** | **A** | 08Nov2005 | [3] | **A** | 31Dec2007 |
| **VITTORIO MINCATO** | **A** | **A** | 08Nov2005 | [3] | **A** | 31Dec2007 |
| **RAFFAELE PICELLA** | **A** | **A** | 08Nov2005 | [3] | **A** | 31Dec2007 |
| **MARCO DE BENEDETTI** | **A** | **A** | 08Nov2005 | [3] | **A** | 31Dec2007 |
| **PIERGIORGIO ALBERTI** | **A** | **A** | 08Nov2005 | [3] | **A** | 31Dec2007 |
| **ANDREA GUERRA** | **A** | **A** | 08Nov2005 | [3] | **A** | 31Dec2007 |

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

| | | | | | | |
|---|---|---|---|---|---|---|
| **CARLO SECCHI** | **A** | **A** | 08Nov2005 | 3 | **A** | 31Dec2007 |
| **MASSIMO CONFORTINI** | **A** | **A** | 08Nov2005 | 3 | **A** | 31Dec2007 |
| **MARZIO SAA'** | **A** | **A** | 08Nov2005 | 3 | **A** | 31Dec2007 |
| **ERDER MINGOLI** | **A** | **A** | 08Nov2005 | 3 | **A** | 31Dec2007 |
| **FERDINANDO SUPERTI FURGA** | **A** | **A** | 08Nov2005 | 3 | **A** | 31Dec2007 |
| **ALESSANDRO DOLCETTI** | **A** | **A** | 08Nov2005 | 3 | **L** | 31Dec2007 |
| **ENZIO BERMANI** | **A** | **A** | 08Nov2005 | 3 | **H** | 31Dec2007 |
| **MARIO MAGENES** | **A** | **A** | 08Nov2005 | 3 | **H** | 31Dec2007 |
| **MASSIMO DI TERLIZZI** | **A** | **A** | 08Nov2005 | 3 | **I** | 31Dec2007 |
| **MARCO BENVENUTO LOVATI** | **A** | **A** | 08Nov2005 | 3 | **I** | 31Dec2007 |

**1 8 November 2005 : date in which has been held the Shareholders' Meeting in second call, as no quorum has been reached in first call.**

**2 7 November 2005: date planned for the first call of the Shareholders' Meeting, no quorum has been reached.**

**3 according to the instructions attached to this model, a new model 100 will be sent as soon as the date for the acceptance of the office shall be known.**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

*NAME, ADDRESS AND RESIDENCE CARD OF PERSONS INDICATED ABOVE*

| | |
|---|---|
| FIRST NAME | **ENRICO** |
| LAST NAME | **BONDI** |
| PLACE OF BIRTH | **AREZZO** |
| DATE OF BIRTH | **05. 10. 1934** |
| TAXPAYER'S CODE | **BND NRC 34R05 A390O** |
| RESIDENCE | **MILANO VIA CONSERVATORIO 15** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **VITTORIO** |
| LAST NAME | **MINCATO** |
| PLACE OF BIRTH | **TORREBELVICINO (VI)** |
| DATE OF BIRTH | **14. 05. 1936** |
| TAXPAYER'S CODE | **MNC VTR 36E14 L248D** |
| RESIDENCE | **ROMA VIA ANDREA DEL CASTAGNO 142** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **RAFFAELE** |
| LAST NAME | **PICELLA** |
| PLACE OF BIRTH | **NAPOLI** |
| DATE OF BIRTH | **18. 08. 1934** |
| TAXPAYER'S CODE | **PCL RFL 34M18 F839R** |
| RESIDENCE | **ROMA VIA DELLA TRIBUNA DI TOR DE'SPECCHI 18** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **MARCO** |
| LAST NAME | **DE BENEDETTI** |
| PLACE OF BIRTH | **TORINO** |
| DATE OF BIRTH | **09. 09. 1962** |
| TAXPAYER'S CODE | **DBN MCD 62P09 L219X** |
| RESIDENCE | **MILANO CORSO VENEZIA 22** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **PIERGIORGIO** |
| LAST NAME | **ALBERTI** |
| PLACE OF BIRTH | **SANREMO** |
| DATE OF BIRTH | **28. 03. 1943** |
| TAXPAYER'S CODE | **LBR PGR 43C28 I138Y** |
| RESIDENCE | **GENOVA VIA MIRAMARE n. 2/13** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **ANDREA** |
| LAST NAME | **GUERRA** |
| PLACE OF BIRTH | **MILANO** |
| DATE OF BIRTH | **26. 05. 1965** |
| TAXPAYER'S CODE | **GRR NDR 65E26 F205Q** |
| RESIDENCE | **MILANO VIA MARCO DE MARCHI 7** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **CARLO** |
| LAST NAME | **SECCHI** |
| PLACE OF BIRTH | **MANDELLO DEL LARIO (LC)** |
| DATE OF BIRTH | **04. 02. 1944** |
| TAXPAYER'S CODE | **SCC CRL 44B04 E879J** |
| RESIDENCE | **MANDELLO DEL LARIO (LC) VIA PARODI 23** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **MASSIMO** |
| LAST NAME | **CONFORTINI** |
| PLACE OF BIRTH | **AVEZZANO (AO)** |
| DATE OF BIRTH | **16. 02. 1954** |
| TAXPAYER'S CODE | **CNF MSM 54B16 A515X** |
| RESIDENCE | **ROMA CORSO TRIESTE 27** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **MARZIO** |
| LAST NAME | **SAA'** |
| PLACE OF BIRTH | **BIELLA** |
| DATE OF BIRTH | **24. 07. 1940** |
| TAXPAYER'S CODE | **SAA MRZ 40L24 A859X** |
| RESIDENCE | **MILANO VIA LEON BATTISTA ALBERTI 10** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

| | |
|---|---|
| FIRST NAME | **ERDER** |
| LAST NAME | **MINGOLI** |
| PLACE OF BIRTH | **ROMA** |
| DATE OF BIRTH | **27. 06. 1940** |
| TAXPAYER'S CODE | **MNG RDR 4OH27 H501W** |
| RESIDENCE | **ROMA VIA BITOSSI 36** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **FERDINANDO** |
| LAST NAME | **SUPERTI FURGA** |
| PLACE OF BIRTH | **MILANO** |
| DATE OF BIRTH | **20. 01. 1932** |
| TAXPAYER'S CODE | **SPR FDN 32A20 F205S** |
| RESIDENCE | **MILANO VIA SANTA SOFIA 27** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **ALESSANDRO** |
| LAST NAME | **DOLCETTI** |
| PLACE OF BIRTH | **CORTINA D'AMPEZZO (BL)** |
| DATE OF BIRTH | **18. 08. 1962** |
| TAXPAYER'S CODE | **DLC LSN 62M18 A266K** |
| RESIDENCE | **ROMA VIA NICOLA MARTELLI 1A** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

| | |
|---|---|
| FIRST NAME | **ENZIO** |
| LAST NAME | **BERMANI** |
| PLACE OF BIRTH | **CASALBELTRAME (NO)** |
| DATE OF BIRTH | **17. 07. 1931** |
| TAXPAYER'S CODE | **BRM NZE 31L17 B864K** |
| RESIDENCE | **NOVARA VIA ALCAROTTI 3 CAP 28100** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **MARIO** |
| LAST NAME | **MAGENES** |
| PLACE OF BIRTH | **MILANO** |
| DATE OF BIRTH | **07. 04. 1945** |
| TAXPAYER'S CODE | **MGN MRA 45D07 F205V** |
| RESIDENCE | **SEGRATE (MI) VIA OTTAVA STRADA 10** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **MASSIMO** |
| LAST NAME | **DI TERLIZZI** |
| PLACE OF BIRTH | **MILANO** |
| DATE OF BIRTH | **30. 10. 1960** |
| TAXPAYER'S CODE | **DTR MSM 60R30 F205Q** |
| RESIDENCE | **MILANO PIAZZA IRNERIO 14** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **MARCO BENVENUTO** |
| LAST NAME | **LOVATI** |
| PLACE OF BIRTH | **RHO (MI)** |
| DATE OF BIRTH | **01. 03. 1962** |
| TAXPAYER'S CODE | **LVT MCB 62C01 H264C** |
| RESIDENCE | **RHO (MI) VIA PREDA 2 CAP 20017** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

**SUMMARY LIST: COMPOSITION OF ADMINISTRATIVE AND SUPERVISORY OFFICES**
**REFERENCE DATE: 8 NOVEMBER 2005**

| NAME | OFFICE | EXPIRATION DATE |
|---|---|---|
| ENRICO BONDI | Director | 31 Dec 2007 |
| VITTORIO MINCATO | Independent Director | 31 Dec 2007 |
| RAFFAELE PICELLA | Director | 31 Dec 2007 |
| MARCO DE BENEDETTI | Independent Director | 31 Dec 2007 |
| PIERGIORGIO ALBERTI | Director | 31 Dec 2007 |
| ANDREA GUERRA | Independent Director | 31 Dec 2007 |
| CARLO SECCHI | Independent Director | 31 Dec 2007 |
| MASSIMO CONFORTINI | Independent Director | 31 Dec 2007 |
| MARZIO SAA' | Independent Director | 31 Dec 2007 |
| ERDER MINGOLI | Independent Director | 31 Dec 2007 |
| FERDINANDO SUPERTI FURGA | Independent Director | 31 Dec 2007 |
| ALESSANDRO DOLCETTI | Chairman of Board of Statutory Auditors | 31 Dec 2007 |
| ENZIO BERMANI | Statutory Auditor | 31 Dec 2007 |
| MARIO MAGENES | Statutory Auditor | 31 Dec 2007 |
| MASSIMO DI TERLIZZI | Alternate Auditor | 31 Dec 2007 |
| MARCO BENVENUTO LOVATI | Alternate Auditor | 31 Dec 2007 |

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*